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                                                                    Exhibit 99.4



                             SATYAM INFOWAY LIMITED
                              Tidel Park, 2nd Floor
                          4, Canal Bank Road, Taramani
                                 Chennai 600 113
                                      India


                                                                 January 7, 2002


To the holders of our American Depositary Shares:

On behalf of your Board of Directors and your management, I cordially invite you to attend our Extraordinary General Meeting of stockholders. It will be held on Thursday, February 28, 2002, beginning at 11:00 a.m., at our corporate office located at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai -- 600 113, India.

        At the Extraordinary General Meeting, you will be asked to consider and approve three special business matters. We are seeking your approval:

        1. to consider and approve the sale of our software services division to Satyam Computer Service Limited, our parent company;

        2. to consider and approve a shift of the registered office of the Company; and

        3. to consider and approve an amendment to our Articles of Association.

The special business matters set forth in paragraph 1 is an ordinary resolution requiring the approval of a majority of the equity shareholders present in person or by proxy at the Extraordinary General Meeting. The matters set forth in paragraphs 2 and 3 are special resolutions. Under Indian law, a special resolution must be approved by a number of votes, which is not less than three times the number of votes against the special resolution.

Our Board of Directors recommends that you approve each of these resolutions.

You are urged to read carefully the accompanying Notice of Extraordinary General Meeting and Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956 for additional information regarding the Extraordinary General Meeting and the resolutions proposed.

The Board of Directors has fixed the close of business on January 15, 2002 as the record date for the determination of stockholders entitled to notice of and to vote at the Extraordinary General Meeting. All stockholders are cordially invited to attend the Extraordinary General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as

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soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the depositary regarding the voting of the equity shares underlying your ADSs.

                                                   Yours very truly,

                                                   /s/ R. Ramaraj

                                                   R. Ramaraj
                                                   Managing Director & CEO